Schneider Electric

October 2nd, 2008 [redacted]

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

Press release:

- Schneider Electric finalizes the acquisition of Xantrex, worldwide leader in the inverter market (Annex 1).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Management Board
Philippe BOUGON

Schneider Electric SA
Société anonyme à directoire et conseil de surveillance au capital de 1.979.202.496 €
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00
http://www.schneider-electric.com

542 048 574 RCS Nanterre
Siret : 542 048 574 01775
N° ident TVA : FR 01 542 048 574

dlw 10/7

Press Release

Schneider Electric finalizes the acquisition of Xantrex, worldwide leader in the inverter market

Rueil-Malmaison, September 29th, 2008 – Schneider Electric announced today the acquisition of Xantrex, a top three global player in the solar and wind inverter market.

With this acquisition, Schneider Electric reinforces its growing leadership position in solutions for renewable energies to better meet market demands and customers' needs in Energy Efficiency. Schneider Electric expects to realize significant synergies, leveraging both companies' strengths with Xantrex's leading technology, products, market knowledge and distribution channels combined with its own global sales, service, supply chain and solutions capabilities.

Xantrex will be consolidated in Schneider Electric's accounts as of October 1st, 2008.

About Xantrex

Xantrex Technology Inc. (www.xantrex.com) is a world leader in the development, manufacturing and marketing of advanced power electronic products and systems for the renewable and mobile power markets. The company's products convert and control raw electrical power from any central, distributed, renewable, or backup power source into high-quality power required by electronic equipment and the electricity grid. Xantrex is headquartered in Vancouver, Canada, with facilities in the United States, Germany, Spain, England, and a joint venture in China.

About Schneider Electric

As a global specialist in energy management with operations in more than 100 [illegible] integrated solutions across multiple market segments, including [illegible] infrastructure, industrial processes, building automation and data centers [illegible] residential applications. Focused on making energy safe, reliable [illegible] employees achieved sales of more than [illegible] euros in 2007 [illegible] individuals and organizations "Make the most of their energy.TM"

www.schneider-electric.com

Investor Relations :
Schneider Electric
Alexandre Brunet

Phone : +33 (0) 1 41 29 70 71
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

END